- # -

ANIMAS RESOURCES LTD. Annual General Meeting to be held on June 9, 2009 Notice of Annual General Meeting and Information Circular May 1, 2009

- # -

ANIMAS RESOURCES LTD.

410 – 325 Howe Street

Vancouver B.C.

V6C 1Z7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Animas Resources Ltd. (the “Company”) will be held at 410 – 325 Howe Street, Vancouver, British Columbia, on Tuesday June 9, 2009 at 11:00 a.m.  At the meeting, the shareholders will receive the consolidated financial statements for the period ended December 31, 2008, together with the auditor’s report thereon, and consider resolutions to:

1.

fix the number of directors of the Company at five;

2.

elect directors of the Company for the ensuing year;

3.

appoint DeVisser Gray, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

confirm the Company’s stock option plan as described in the information circular that accompanies this notice under the heading “Particulars of Matters to be Acted Upon – Confirming Stock Option Plan”; and

5.

transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all registered shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada, Attention: 100 University Ave., 9th Floor, Toronto, ON M5J 2Y1.  If a shareholder does not deliver a proxy to Computershare Trust Company of Canada by 11:00am (Vancouver, British Columbia time) on Friday, June 5, 2009 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy.  Only shareholders of record at the close of business on Friday May 1, 2009 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 1st day of May, 2009.

ON BEHALF OF THE BOARD

“Gregory E. McKelvey”

Gregory E. McKelvey

President and Chief Executive Officer